November 20, 2006





Derek Swanson, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Re:      BestNet Communications Corp.
         Commission File No. 0-15482
         Information Statement on Form 14C

Dear Mr. Swanson:

         The purpose of this letter is to respond on behalf of BestNet Communications Corp. (the "Company"), we respond to the questions that arose in our telephone conversation on November 17, 2006. Our response follows the order and form of the comments posed.

         1. Information Provided to Participating Shareholders. You have asked us to detail the information to which the seven other participating shareholders who are not a part of management and not personally related to Mr. Silverman ("Other Shareholders") had access or were given that would support the Company's position that there was in effect compliance with the provisions of Schedule 14A.

         The Other Shareholders had access to the Company's 1934 Act Reports, including the Current Report on Form 8-K, describing the Merger with JDA Medical Technologies, Inc., the Quarterly Reports on Form 10-QSB for the quarters ended November 30, 2005, February 28, 2006, and May 31, 2006 and Annual Report on Form 10-KSB for the year ended August 31, 2005. More importantly, perhaps, Mr. Silverman discussed with each of the Other Shareholders the material information presented in the Company's Preliminary Information Statement filed with the SEC on or about October 17, 2006. It is noted that the earliest date an Other Shareholder gave his or her consent to the Amendment was October 24, 2006. With access to the Company's Preliminary Information Statement, available as a public document, the Other Shareholders had access to the same type of information that would have been provided to shareholders if the Company had solicited proxies for an amendment to its Articles of Incorporation. In particular and to the extent applicable, the Preliminary Information Statement included the information similar to that required by Item 4 (Persons Making the Solicitation), Item 5 (Interest of Persons in Matters to be Acted Upon), Item 6 (Voting Securities and Principal Holders Thereof), Item 10 (Compensation Plans),
Item 19 (Amendment of Charter, Bylaws or Other Documents), Item 20 (Other Proposed Action) and Item 21 (Voting Procedures) of Schedule 14A.

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         As previously noted, the Company's management discussed with the Other
Shareholders the necessity of and reasons for the Company's Amendment to increase the number of authorized shares as well as the effect of the Amendment. Each of the Other Shareholders is a long term holder of the Company's common stock who closely follow its affairs, is an accredited investor, and is knowledgeable and experienced in investments in, and the financing of, small public companies. As we have detailed, the Other Shareholders understood the Company's need (both short and long term) to obtain financing for the Company's operations, including the operations of Oncologix Corporation, and management's belief that the number of authorized shares of common stock of the Company at best severely limited and at worst absolutely prevented the Company's ability to conduct equity financing, acquisitions and employee compensation.

         The Company also discussed with Other Shareholders the Company's plans for a private placement (to the extent determined at the time thereof) of convertible promissory notes. Because the Other Shareholders were expected to be among the persons the Company contacts when it finally commences such private placement, they were provided access to the updated business plan of JDA Acquisition, Inc.

         Finally, the participating shareholders were informed as to the reasons for the Company's Plan Resolution to increase the number of shares subject to the Company's Incentive Stock Plan and the potential name change of the Company to better reflect the Company's entry into the medical device industry and the effect of the Plan Resolution and potential name change.

         The Company believes that when taken as a whole, the participating shareholders were provided with the required information through either oral or written communications as well as through access to publicly available information.

         2. Discrepancies among Beneficial Ownership of Principal Shareholders. You have asked us to explain and/or correct the differences between the Shares Held by Principal Shareholders and Management table in the Preliminary Information Statement and the proposed Participating Shareholders table to be attached as an Exhibit to the definitive Information Statement, in particular the holdings of Anthony Silverman.

         The Participating Shareholders table to be attached to the Information Statement lists Mr. Silverman's ownership of shares of common stock of the Company to include 1,998,000 shares of common held by Katsinam Limited Partnership, of which he is the General Partner with sole power to vote the shares, or an aggregate of 4,916,400 shares of common stock. Previous 1934 Act Reports filed with the SEC have noted the indirect ownership by Mr. Silverman of the shares owned by Katsinam Limited Partnership, but have specifically footnoted and included only Mr. Silverman's share of ownership in Katsinam Limited Partnership (namely, 17.64%), for an aggregate of 4,171,653 shares of common stock. Upon a review of Rule 13d-3 and noting that Mr. Silverman had become the sole general partner of Katsinam Limited Partnership, a position which he has only recently held, the Company believes that his ownership of the Company's common stock should be more accurately identified in the Participating Shareholders table (4,916,400 shares) and undertakes to revise accordingly, the Shares Held by Principal Shareholders and Management table in the definitive Information Statement and future SEC filings.

         Please do not hesitate to contact Stephen T. Meadow or me if you have any further questions.



                                            Very truly yours,

                                            FIRETAG, STOSS & DOWDELL, P.C.



                                            /s/  JOHN L. STOSS
                                            ----------------------------------
                                                 JOHN L. STOSS